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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2008

Washington, DC
110

SEC FILE NUMBER
8-52094

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

    21415 CIVIC CENTER DRIVE, SUITE 200

(No. and Street)

    SOUTHFIELD   MI   48076

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    LEEANNA S. KAVANAGH   248-358-4393

                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        GROEN, KLUKA & COMPANY, P.C.

(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790	TROY	MI	48084
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 0 7 2008

**THOMSON
FINANCIAL**

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____LEEANNA S. KAVANAGH_____ , swear (or affirm) that,

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____MICHIGAN SECURITIES, INC._____

of _____DECEMBER 31_____ , 2007_____ , are true and correct. I further swear (or affirm)

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____CHIEF FINANCIAL OFFICER_____
Title

SANDRA J. RAYBA
Notary Public, State of Michigan
County of Hillsdale
My Commission Expires Dec. 9, 2010
Acting in the County of _Oakland_

_____
Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2007

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying balance sheet of Michigan Securities, Inc. as of December 31, 2007, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. at December 31, 2007, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 14, 2008

-4-

MICHIGAN SECURITIES, INC.

BALANCE SHEET

December 31, 2007

ASSETS

ASSETS

Cash	$100,616
Cash deposits with clearing organizations	100,140
Receivable from brokers	116,611
Furniture, fixtures and equipment, less depreciation	
(Notes A2 and B)	10,492
Deposits and other	116
	$327,975

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 2,398
Notes payable to stockholders and subordinated to	
claims of general creditors (Note E)	100,188
Accrued expenses	193,972
Income taxes payable	264
	296,822

COMMITMENTS (Note D) ....   -

STOCKHOLDERS' EQUITY (Note C)

Common stock - authorized, 10,000 shares; issued	
and outstanding, 1,000 shares	5,000
Retained earnings	26,153
	31,153
	$327,975

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Revenues
Commissions and fees	$3,632,150
Interest	8,132
Other income	35,000
	3,675,282

Expenses
Salaries, wages, commissions and benefits	3,381,396
Exchange fees and quotes	36,824
Occupancy and equipment	74,958
Interest..	8,008
Professional services	62,872
Advertising and business promotion	357
Office supplies and expenses	14,190
Other operating expenses	13,010
Trade clearing costs	64,709
	3,656,324

Income (loss) before income taxes	18,958
Income tax expense (Note F)	864
Net income (loss)	$ 18,094

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2007

	Common Stock	Retained Earnings
Balance December 31, 2006	$5,000	$ 8,059
Net income (loss) for year	-	18,094
Balance at December 31, 2007	$5,000	$26,153

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2007

Balance at December 31, 2006	$100,188
Increases:	-
Decreases:	-
Balance at December 31, 2007	$100,188

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash flows from operating activities		
Net income (loss)		$ 18,094
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	$ 2,753	
Increase in deposits and other	(9)	
Decrease in accounts payable	(13,727)	
Decrease in receivables	76,119	
Decrease in accrued expenses	(34,805)	
Increase in income taxes payable	864	31,195
Net cash provided (used) by operating activities		49,289
Cash flows used by investing activities:		
Purchase of office equipment		(5,225)
Cash flows used by financing activities:		
Issuance of common stock	-	
Payments on note payable to shareholders	-	-
Net increase in cash		44,064
Cash and cash deposits at beginning of year		156,692
Cash and cash deposits at December 31, 2007		$200,756
Cash paid during the year for interest		$ 8,008
Cash paid during the year for income taxes .		$ -

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE B   - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2007:

Office Furniture	$23,288
Less: Accumulated depreciation	12,796
	$10,492

NOTE C   - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $78,887, which was $28,887 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.49%.

NOTE D   - COMMITMENTS

The company leases office equipment and their facilities under operating leases. Rent expense under these leases for the period ended December 31, 2007 was approximately $62,800.

Future minimum lease payments required under operating leases with remaining terms in excess of one year as of December 31, 2007 are as follows:

2008	$64,029
2009	28,811
	$92,840

NOTE E   - NOTES PAYABLE TO STOCKHOLDERS AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements at December 31, 2007 consist of subordinated notes payable to stockholders of the company at 8% per annum, due March 31, 2011. The note is approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid (Note C).

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE F   - INCOME TAXES

The income tax expense differs from expected income tax expense that would result from applying federal statutory rates to income before income taxes as a result of certain expenses included in income being non-deductible for tax reporting purposes and the utilization of a net operating loss carryover of approximately $10,000.

NOTE G   - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan (the Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2007 totaled $21,221.

SUPPLEMENTAL INFORMATION



GK &Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying financial statements of Michigan Securities, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated January 30, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka + Company, P.C.

February 14, 2008

-13-

MICHIGAN SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL
  Total stockholders' equity .... $ 31,153
  Qualifying subordinated loans   100,188

          Total capital and subordinated debt ...   131,341

  Non-allowable assets
    Deposits and receivables $39,959
    Furniture, fixtures and equipment   10,492
    Haircut on Money Market investment   2,003   52,454

      Net capital   78,887

Net capital requirement   50,000

Excess net capital $ 28,887

AGGREGATE INDEBTEDNESS
  Total liabilities $196,634
  Less: liabilities excludable under SEC Rule
        15c3-1 ....   -

          Aggregate indebtedness $196,634

Net capital per above .... $ 78,887

Ratio of aggregate indebtedness to net capital   2.49%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's
  Part II Focus report .... $ 78,887
  Differences: None ....   -

Net capital per above .... $ 78,887

